Exhibit 99.1

Northern Dynasty: USACE Letter on Wetlands Part of the Normal Permitting Process

August 24, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has issued a public statement on a letter received from the U.S. Army Corps of Engineers about its approach to wetlands mitigation for the project.

The statement reads:

The U.S. Army Corps of Engineers (“USACE”) sent a letter to the Pebble Partnership outlining their expectations for compensatory mitigation wetlands impacts associated with the project. The letter from the USACE has been anticipated by the Pebble Partnership as part of the ongoing discussions about the issue. PLP CEO Tom Collier issued the following statement about the letter and media reports about its contents over the weekend:

“The letter we received today is a normal letter in the permitting process and we are well into an effort to present a mitigation plan to the USACE that complies with the requirements of their letter. A clear reading of the letter shows it is entirely unrelated to recent tweets about Pebble and one-sided news shows. The White House had nothing to do with the letter nor is it the show-stopper described by several in the news media over the weekend.

“The letter does not ask for a delay or pause in the permitting process. In fact, it clearly states that the USACE is continuing its work toward a Record of Decision for the project. This is the next step in what has been a comprehensive, exhaustive two-and-a-half-year review of the project. Nothing in the letter is a surprise to us or them.

“The letter does not ask for “more” or “additional” mitigation. This is the first time the USACE has put its formal assessment regarding mitigation for the Pebble Project on the record. Thus, it is a “first” request, not a new or additional one and it is in line with what we anticipated.

“The USACE has identified the wetlands and stream impacts at the project mine site to include about 3000 acres of wetlands and about 100 miles of streams. The USACE has stated that the mitigation must be “in kind” and “in watershed.” In order to provide such mitigation Pebble intends to include in its CMP a plan to preserve enough land so that multiples of the number of impacted wetlands acres are preserved. Additional mitigation will also be provided for the transportation corridor.

“We have been working on the details of a plan with the USACE and the State of Alaska since earlier in the summer. We have had crews in the field near the site since the end of July conducting additional wetlands surveys to provide us with additional information to include in our plan.

“Once the draft LEDPA1 was determined, the USACE began to focus on its conclusions regarding mitigation needs. It is our understanding that these issues were reviewed with other agencies including EPA and USFWS. We were informed about 6 weeks ago of how the USACE was leaning regarding mitigation. We began at that time focusing on a preliminary plan. We built two temporary camps in the watershed housing a total of about 25 people. A number of teams from those camps have been mapping the wetlands in the region for about four weeks now.

“Based on our understanding of the substance of the letter, our discussions with the state, our substantial work in the field and our discussions with the USACE we believe our final Comprehensive Management Plan submission will be submitted within weeks and will satisfy all of the requirements of the letter.

“Anyone suggesting a different opinion—i.e. that Pebble will not be able to comply with the letter or that such compliance will significantly delay issuing a ROD—must be ignorant of the EXTENSIVE preparation we have undertaken in order to meet the requirements of the letter.

“We will share more details of our initial plan as they become more defined.”

1 least environmentally damaging practicable alternative

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NMD to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com